UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 4

Under the Securities Exchange Act of 1934*

Park Hotels & Resorts Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

700517105

(CUSIP Number)

Wang Chenghua

HNA Tourism Group Co., Ltd.

HNA Building

No. 7 Guoxing Road

Haikou, 570203

People’s Republic of China

+86 898 6673 9983

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 700517105

1.	Names of reporting persons HNA Group Co., Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 700517105

1.	Names of reporting persons HNA Tourism Group Co., Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC, AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 700517105

1.	Names of reporting persons HNA Tourism (HK) Group Co., Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Hong Kong Special Administrative Region
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 700517105

1.	Names of reporting persons HNA HLT Holdco III Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Hong Kong Special Administrative Region
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 700517105

1.	Names of reporting persons HNA HLT Holdco II LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 700517105

1.	Names of reporting persons HNA HLT Holdco I LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) BK, AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person (see instructions) OO

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on March 24, 2017 by the Reporting Persons (as defined below) relating to shares of common stock, par value $0.01 per share (“Common Stock”), of Park Hotels & Resorts Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 to the Schedule 13D (“Amendment No. 1”), filed with the SEC on December 29, 2017, as amended by Amendment No. 2 to the Schedule 13D (“Amendment No. 2”), filed with the SEC on March 1, 2018, and as amended by Amendment No. 3 to the Schedule 13D (“Amendment No. 3”), filed with the SEC on March 5, 2018 (collectively, the “Original Schedule 13D”. The Reporting Persons include: (i) HNA Group Co., Ltd. (“HNA Group”), (ii) HNA Tourism Group Co., Ltd. (“HNA Tourism”), (iii) HNA Tourism (HK) Group Co., Ltd. (“HNA Tourism HK”), (iv) HNA HLT Holdco III Limited (“SPV III”), (v) HNA HLT Holdco II LLC (“SPV II”), and (vi) HNA HLT Holdco I LLC (“SPV I”, and together with SPV III and SPV II, the “SPVs”). Except as otherwise specified in this Amendment No. 4, all items in the Original Schedule 13D are unchanged. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) and (b) The responses of the Reporting Persons to Rows 7 through 13 of the cover pages of this Statement are incorporated herein by reference. As of the date hereof (and after giving effect to the sale of the shares of Common Stock in the Secondary Offering and the Share Repurchase described in Item 6 below), SPV I is the direct owner of and may be deemed to have shared voting and dispositive power with respect to, and each other Reporting Person may be deemed to beneficially own and have shared voting and dispositive power with respect to, 0 shares of Common Stock, representing 0% of the outstanding shares of Common Stock.

(c) As described in further detail in Item 6, on March 9, 2018, SPV I sold 39,651,453 shares of Common Stock pursuant to certain underwriters in connection with the Secondary Offering (as defined below) at a price per share of $24.84875. Concurrent with the closing of the Secondary Offering, SPV I sold 14,000,000 shares of Common Stock to the Issuer at a price of $24.84875 (the “Share Repurchase”). Except as otherwise disclosed herein, SPV I has not, and to the best knowledge of SPV I, without independent verification, no person named in Item 2 hereto has, effected any transaction with respect to the Issuer’s shares of Common Stock since the filing of Amendment No. 3 to the Schedule 13D.

(d) Not applicable.

(e) Effective March 9, 2018, the Reporting Persons ceased to the beneficial owners of more than five percent of the Common Stock.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Original Schedule 13D is hereby amended by adding thereto the information set forth below.

On March 6, 2018, in connection with a public offering of Common Stock (the “Secondary Offering”), HNA Tourism, SPV I, and the Issuer entered into an Underwriting Agreement dated March 6, 2018 (the “Underwriting Agreement”) with Barclays Capital Inc. and J.P. Morgan Securities LLC, as representatives of the several underwriters named in Schedule II therein (the “Underwriters”). Pursuant to the Underwriting Agreement, SPV I sold in the aggregate 39,651,453 shares of Common Stock to the Underwriters at a price of $24.84875 per share (the price to the public of $25.75 per share, less underwriting discounts and commissions of $0.90125 per share). The foregoing description of the terms and conditions of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is attached as Exhibit F hereto, and is incorporated herein by reference.

Concurrent with the closing of the Secondary Offering, SPV I sold 14,000,000 shares of Common Stock to the Issuer at a price of $24.84875 per share in the Share Repurchase.

In connection with the Secondary Offering, SPV I also entered into a lock-up agreement (the “Lock-Up Agreement”) with the Issuer and the Underwriters, pursuant to which and subject to specified exceptions, they have agreed not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock, for a period of 45 days after March 6, 2018. The foregoing description of the terms and conditions of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, a form of which is attached as Exhibit G hereto, and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Original Schedule 13D is hereby amended and restated as follows:

Exhibit A	Joint Filing Agreement, dated as of March 24, 2017, by and among the Reporting Persons, filed as Exhibit A to the Original Schedule 13D.

Exhibit B	Registration Rights Agreement (incorporated by reference to Exhibit 10.12 to the Issuer’s Registration Statement on Form 10 (File No. 001-37795), filed on November 14, 2016).

Exhibit C	Stockholders Agreement (incorporated by reference to Exhibit 10.13 to the Issuer’s Registration Statement on Form 10 (File No. 001-37795), filed on November 14, 2016).

Exhibit D	Loan Agreement, filed as Exhibit E to the Original Schedule 13D.

Exhibit E	A/R Loan Agreement, filed as Exhibit B to Amendment No. 1 to the Schedule 13D.

Exhibit F	Master Amendment and Option Agreement, dated as of March 5, 2018 between HNA Tourism and the Issuer, filed as Exhibit F to Amendment No. 3 to the Schedule 13D.

Exhibit G	Amendment No. 1 to Margin Loan Agreement, dated as of March 5, 2018 by and among SPV IV, HNA Tourism, SPV I, SPV II, and JPMorgan Chase Bank, N.A. London Branch, filed as Exhibit G to Amendment No. 3 to the Schedule 13D.

Exhibit F	Underwriting Agreement, dated as of March 6, 2018 by and among HNA Tourism, SPV I, the Issuer and the several Underwriters named therein (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K, filed on March 8, 2018).

Exhibit E	Form of Lock-Up Agreement (incorporated by reference to Annex II to the Underwriting Agreement, dated as of March 6, 2018 by and among HNA Tourism, SPV I, the Issuer and the several Underwriters named therein, which is Exhibit F hereto).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 12, 2018

HNA Group Co., Ltd.

By:	/s/ TAN Xiangdong
Name:	TAN Xiangdong
Title:	Chief Executive Officer

HNA Tourism Group Co., Ltd.

By:	/s/ TIAN Jianjun
Name:	TIAN Jianjun
Title:	Chief Financial Officer

HNA Tourism (HK) Group Co., Ltd.

By:	/s/ TIAN Jianjun
Name:	TIAN Jianjun
Title:	Director

HNA HLT Holdco III Limited

By:	/s/ WANG Xun
Name:	WANG Xun
Title:	Director

HNA HLT Holdco II LLC

By:	/s/ WANG Xun
Name:	WANG Xun
Title:	Manager

HNA HLT Holdco I LLC

By:	/s/ WANG Xun
Name:	WANG Xun
Title:	Manager